THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

February 27, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

RE:	The9 Limited’s Request to Withdraw Registration Statement on Form F-1 (File No. 333-232300)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The9 Limited (the “Company”) hereby requests that the above-referenced registration statement on Form F-1 filed on June 24, 2019, including all exhibits filed therewith (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof or as soon thereafter as practicable.

In light of the current capital markets condition, the Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the F-1 Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any questions regarding this matter, please contact George Lai, the chief financial officer of the Company, at +86-21-6108-6080 or georgelai@corp.the9.com.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

The9 Limited

By: /s/ Jun Zhu

Name: Jun Zhu

Title: Chairman and Chief Executive Officer